Exhibit 4.56

ASSSIGNMENT AND MODIFICATION AGREEMENT

This assignment and modification agreement (the “Agreement”) is made by and among NewLead Holdings Ltd. (the “Issuer”), F&S Capital Partners Ltd. (the “Non Affiliate Debtholder”) and Atlas Long-Term Growth Fund, LLC (the “Investor”), on May 15, 2015. (The Issuer, the Non Affiliate Debtholder and the Investor are sometimes referred to in this Agreement singly as a “Party” or collectively as the “Parties”).

RECITALS

WHEREAS, the Issuer owes the Non Affiliate Debtholder $1,100,000 as evidenced by the Convertible Promissory Note (the “Note”) dated August 18, 2014; and

WHEREAS, the Issuer desires to fulfill part of the debt obligations owed to the Non Affiliate Debtholder in the principal amount of $300,000 portion of the Note (the “Debt”), as represented by the revised promissory note of even date (the “Atlas Note”), attached as Exhibit A; and

WHEREAS, the Issuer and the Non Affiliate Debtholder are willing to act as surety to the Investor for the fulfillment of the assignment of the Debt as a material inducement to the Investor; and

WHEREAS, to effectuate this understanding, the Parties agree to enter this Agreement;

NOW THEREFORE, in consideration of the mutual promises and agreements contained in this Agreement, and intending to be legally bound, the Parties agree as follows:

1.          Assignment of Debt. The Non Affiliate Debtholder hereby assigns USD$300,000 (United States Dollars three hundred thousand) of the Note to the Investor from the inception of the Debt (the “Assignment”) as represented by the Note.

1.1             The Issuer hereby accepts the Assignment;

1.2              The Investor will pay the Non Affiliate Debtholder cash consideration of $300,000 less $3,700 in legal, due diligence and administrative fees (“Purchase Price”). The Purchase Price shall be paid pro rata for each portion of the converted stock upon being accepted by the Investor’s brokerage firm and DTC.

1.3              The Issuer confirms that the Non Affiliate Debtholder had advanced funds to the Issuer and/or had provided the services to the Issuer represented by the Debt on or before August 18, 2014, and agrees, acknowledges, consents and stipulates, that full consideration has been rendered for said Debt and hereby waives any and all objections thereto.

1.4             THE ISSUER AGREES TO BE SOLELY LIABLE WITH FULL RECOURSE IN THE EVENT OF DEFAULT TO INVESTOR UNDER THIS AGREEMENT OR THE NOTE

1.5             The Non Affiliate Debtholder shall provide the option to the Investor to purchase the remaining balance of the Note in 2 additional tranches. The option to purchase the first tranche shall expire 120 trading days after the first conversion is accepted by the Investor’s brokerage firm. The option to purchase the third tranche shall expire 120 trading days after the option to purchase the second tranche has expired.

2.               Non Affiliate Debtholder’s Representation -The Non Affiliate Debtholder hereby represents and warrants the following:

2.1             The Non Affiliate Debtholder will if necessary assist the Investor in obtaining a legal opinion regarding the trading status of the Conversion Shares.

2.2             All funds advanced to Issuer by the Non Affiliate Debtholder and/or all services constituting the debt have been fully rendered for legitimate business purposes.

3.               Counterparts. This Agreement may be executed in any number of counterparts by original, facsimile or email signature. All executed counterparts shall constitute one Agreement not withstanding that all signatories are not signatories to the original or the same counterpart. Facsimile and scanned signatures are considered original signatures.

[SIGNATURES ON THE FOLLOWING PAGE]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the day and year first above written.

NewLead Holdings Ltd.	Atlas Long-Term Growth Fund, LLC

By: Michail S. Zolotas	By:
Title: Chairman & CEO	Title:

 F&s Capitol Partners Ltd.

By:
Title: